

ANGLO
AMERICAN

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

23 June, 2006

Dear Sirs



SUPPL

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements on the following dates:

Director/PDMR Interests

- Butterfield Trust – 23 June 2006
- Dr Fay – 23 June 2006

AA plc - Purchase of own shares to hold in treasury

- 20 June 2006
- 21 June 2006
- 22 June 2006
- 26 June 2006

For and on behalf of Anglo American plc
Yours faithfully

C Marshall
Company Secretarial Assistant
Encs - 30 copies

K:\Min\Compsec\SEC\announce let to SEC.doc

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel +44 (0)20 7698 8888 Fax +44 (0)02 7698 8500 www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

Anglo American plc

Purchases of shares in Anglo American plc

Anglo American plc announces that on 23 June 2006 the independent company referred to in the announcement of 23 March 2006 purchased 172,191 ordinary shares of Anglo American plc at prices equivalent to between £20.51 and £20.75 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,504,252,674 ordinary shares in issue (excluding treasury shares) and the independent company holds 13,745,004 ordinary shares, representing 0.91 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary

26 June 2006

END.

Anglo American plc

(the "Company")

Directors' Interests

The Company announces that, on 23 June 2006, Dr C E Fay a non-executive Director of the Company, reported that his shareholding of 7,503 ordinary shares of US$0.50 each in the Company had, on 22 June 2006, been transferred for no consideration to an account jointly with his wife.

The notification of this transaction is intended to satisfy the Company's obligations under both section 324 of the Companies Act 1985 and the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4

G A Wilkinson
Deputy Company Secretary
23 June 2006

ANGLO AMERICAN plc (the "Company")

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 24,609,550 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
19 June 2006	0
20 June 2006	10,284
21 June 2006	8,277
22 June 2006	33,101
23 June 2006	41,100

The Company was advised of these transactions on 23 June 2006.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, unless explained in footnotes below, were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
D A Hathorn	A E Redman
R Médori	R J King
S R Thompson	P M Baum
A J Trahar	R Havenstein
	R M Godsell
	R S Robertson
	P Smith
	J N Wallington

Andy Hodges
Deputy Secretary
23 June 2006

Anglo American plc

Purchases of shares in Anglo American plc

Anglo American plc announces that on 19 June 2006 the independent company referred to in the announcement of 23 March 2006 purchased 387,500 ordinary shares of Anglo American plc at prices equivalent to between £19.69 and £20.26 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,504,252,674 ordinary shares in issue (excluding treasury shares) and the independent company holds 13,132,933 ordinary shares, representing 0.87 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary

20 June 2006

END.

Purchases of shares in Anglo American plc

Anglo American plc announces that on 20 June 2006 the independent company referred to in the announcement of 23 March 2006 purchased 367,680 ordinary shares of Anglo American plc at prices equivalent to between £19.49 and £20.71 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,504,252,674 ordinary shares in issue (excluding treasury shares) and the independent company holds 13,500,613 ordinary shares, representing 0.90 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary

21 June 2006

END.

Purchases of shares in Anglo American plc

Anglo American plc announces that on 21 June 2006 the independent company referred to in the announcement of 23 March 2006 purchased 72,200 ordinary shares of Anglo American plc at prices equivalent to between £20.42 and £20.53 per share.

Anglo American plc currently holds 23,813,015 ordinary shares in treasury, and has 1,504,252,674 ordinary shares in issue (excluding treasury shares) and the independent company holds 13,572,813 ordinary shares, representing 0.90 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary

22 June 2006

END.